UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)1

CELL POWER TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

15114Y205

(CUSIP Number)

James Davidson
6319 Olmi Landrith Drive
Alexandria, VA 22307

With copies to:

Harris Cramer LLP
1555 Palm Beach Lakes Blvd., Suite 310
West Palm Beach, FL 33401
Attention: Michael D. Harris

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James Davidson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 4,675,098(1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,675,098(1)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,675,098(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Does not include 203,746 shares of common stock of Cell Power Technologies, Inc. issuable upon exercise of warrants nor shares of common stock issuable upon conversion of a $50,000 promissory note convertible into common stock at 50% of the closing price of Cell Power Technologies, Inc. common stock on the day prior to conversion which are neither exercisable nor convertible respectively within 60 days from the date of this Schedule 13D.

(2)

Based upon an aggregate of 22,107,849 shares of common stock outstanding as of August 16, 2006. The total amount outstanding has not been adjusted for errors made by the prior management in improperly subjecting certain shareholders to a 1-for-6 reverse stock split.

CUSIP No.	13D	Page 3 of 6 Pages

______________________________________________________________________________

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, no par value (“Common Stock”), of Cell Power Technologies, Inc., a Florida corporation (“Cell Power”). The principal executive office of Cell Power is located at 9412 Oakmore Road, Los Angeles, CA 90035.

Item 2.  Identity and Background.

(a)

James Davidson

(b)

Business Address: 6319 Olmi Landrith Drive, Alexandria, VA 22307

(c)

Occupation:  Investor

(d)

No

(e)

No

(f)

United States

______________________________________________________________________________

Item 3.  Source and Amount of Funds or Other Consideration.

As more fully described under Item 4 below, pursuant to an Agreement Plan of Merger dated March 17, 2006, as amended (the “Merger Agreement”), on August 11, 2006 Cell Power acquired Portagy Corp., a Delaware corporation (“Portagy”) in exchange for 16,051,413 shares of Common Stock, warrants to purchase 14,047,481 shares of Common Stock and $275,000 of convertible notes (collectively the “Merger”). Mr. Davidson, as a shareholder of Portagy, received 4,515,098 shares of Common Stock, warrants to purchase 203,746 shares of Common Stock and a $50,000 convertible promissory note. In addition, Mr. Davidson in 2004 purchased 160,000 shares of Cell Power Common Stock in a private placement with personal funds.

_____________________________________________________________________________

Item 4.  Purpose of Transaction.

Purpose of the Acquisition - The Merger Agreement.

On March 17, 2006, Cell Power entered into the Merger Agreement by and among Cell Power, Portagy and Portagy Acquisition Corp., a newly formed wholly-owned Florida subsidiary of Cell Power (“PAC”). On August 11, 2006, Cell Power, Portagy and PAC closed the merger transaction contemplated under the Merger Agreement. As a result, Portagy became a wholly-owned subsidiary of Cell Power.

At closing Cell Power issued:

•

16,051,413 shares of its common stock to the former stockholders of Portagy,

•

8,068,496 Cell Power warrants exercisable at $0.04 per share, 100,000 Cell Power warrants exercisable at $0.27 per share and 5,878,985 Cell Power warrants exercisable at $0.31 per share and

•

$275,000 6% convertible notes convertible into Cell Power common stock at a 50% discount to the closing price on the last trading day prior to conversion in exchange for Portagy notes with similar terms and conditions.

The above is a summary of the Merger and the Merger Agreement. Investors should review the entire Merger Agreement and amendments, copies of which are filed as Exhibits 1 through 6 to this Schedule 13D and incorporated herein by reference.

CUSIP No.	13D	Page 4 of 6 Pages

(a)

Cell Power’s goal is the marketing and sales of a rechargeable battery charger designed to permit a person to plug the charger into the cigarette lighter of his car or truck and start the vehicle or boat in about 10 minutes. In order to pursue these activities, it is anticipated that Cell Power will seek to raise additional capital through equity financing.

(b)

No additional extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cell Power or any of its subsidiaries is currently anticipated.

(c)

No sale or transfer of a material amount of assets of Cell Power or any of its subsidiaries has occurred, or is intended to occur.

(d)

A change in the present board of directors or management of Cell Power, new directors and officers have been appointed as follows:

Charles Wiesel

Chief Executive Officer, Secretary and Treasurer

James Davidson

Director

Jacob Herskovits

Director

Mr. Herskovits was a director prior to the Merger and continues to serve on the Cell Power board of directors. In addition, it is contemplated that Mr. Michael J. O’Donnell will also be appointed to Cell Power’s board of directors once the Rule 14f-1 of the Securities Exchange Act of 1934 has been complied with.

(e)

No material change in the present dividend policy of Cell Power has been made. The capitalization of Cell Power has been changed as a result of the Merger with Portagy.

(f)

A material change in Cell Power’s business or corporate structure has occurred as a result of completion of the Merger.

(g)

No change in Cell Power's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Cell Power by any person has occurred.

(h)

Not Applicable.

(i)

Not Applicable.

(j)

Not Applicable.

______________________________________________________________________________

Item 5.  Interest in Securities of the Issuer.

(a)

The percentage of shares of Common Stock reported beneficially owned by Mr. Davidson is based upon 22,107,849 shares outstanding. This amount consists of (i) 21,974,516 shares of Common Stock outstanding on August 15 as reported by Cell Power’s transfer agent (ii) plus an additional 133,333 of Mr. Davidson’s shares which were erroneously subject to a 1-for-6 reverse split. Mr. Davidson owned 160,000 of Cell Power shares prior to the merger. After the 1-for-6 reverse split this amount was reduced to 26,667. Therefore, the total shares outstanding must be increased by at least 133,333, which represents the difference between 160,000 and 26,667. There are additional shareholders that were erroneously subject to the reverse split for which the amount of shares outstanding will have to be adjusted, which will reduce the percentage owned by Mr. Davidson.

CUSIP No.	13D	Page 5 of 6 Pages

As of the date of this Schedule 13D, Mr. Davidson is the owner of 4,675,098 shares of Common Stock, which represented approximately 21.1% of the issued and outstanding shares of Common Stock, as adjusted above, as of August 15, 2006. Mr. Davidson is also the owner of 203,746 warrants exercisable at $0.31 per share and a $50,000 promissory note convertible into common stock of Cell Power at 50% of the closing price of Common Stock on the day prior to conversion. However, as both the warrants and the convertible notes are not exercisable or convertible respectively within 60 days of the date of this Schedule 13D, they are excluded from the beneficial ownership amount.

(b)

Mr. Davidson has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by him.

(c)

See Item 3 above.

(d)

No person other than Mr. Davidson is the known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such shares of Common Stock.

(e)

Not applicable.

______________________________________________________________________________

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3 hereof is incorporated by reference to this Item 6.

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.

Agreement and Plan of Merger(1)

2.

Amendment to the Agreement and Plan of Merger(2)

3.

Second Amendment to the Agreement and Plan of Merger(3)

4.

Third Amendment to the Agreement and Plan of Merger(4)

5.

Fourth Amendment to the Agreement and Plan of Merger(5)

6.

Fifth Amendment to the Agreement and Plan of Merger(6)

(1)

Incorporated by reference to Exhibit 10.1 to Cell Power’s quarterly report on Form 10-QSB filed with the Securities and Exchange Commission on July 18, 2006.

(2)

Incorporated by reference to Exhibit 2.1 to Cell Power’s current report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2006.

(3)

Incorporated by reference to Exhibit 2.2 to Cell Power’s current report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2006.

(4)

Incorporated by reference to Exhibit 2.3 to Cell Power’s current report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2006.

(4)

Incorporated by reference to Exhibit 2.4 to Cell Power’s current report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2006.

(5)

Incorporated by reference to Exhibit 2.5 to Cell Power’s current report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2006.

(6)

Incorporated by reference to Exhibit 2.6 to Cell Power’s current report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2006.

CUSIP No.	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 21, 2006

/s/	JAMES DAVIDSON
James Davidson

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).